Teche
HOLDING COMPANY
ANNUAL REPORT 2008


TECHE FEDERAL BANK

08070499

PROCESSED
JAN 1 4 2009
HOMSON REUTERS
B

2003

Teche Holding Company
1120 Jefferson Terrace Boulevard
New Iberia, LA 70560
PHONE (337) 560-7151
FAX (337) 365-7130

New Iberia
1120 Jefferson Terrace Boulevard
New Iberia, LA 70560
(337) 365-0366
Call Center (800) 897-0315

Franklin
211 Willow Street
Franklin, LA 70538
(337) 828-3212

Franklin Drive-Thru
1823 Main Street
Franklin, LA 70538
(337) 828-4177

Morgan City
1001 7th Street
Morgan City, LA 70380
(337) 384-0653

Bayou Vista
206 Arlington Street
Bayou Vista, LA 70380
(985) 395-5244

New Iberia
529 N. Lewis Street
New Iberia, LA 70563
(337) 367-2516

New Iberia
142 W. St. Peter Street
New Iberia, LA 70560
(337) 364-5528

Lafayette
Broadmoor
5121 Johnston Street
Lafayette, LA 70503
(337) 981-1887

Lafayette
Downtown
1001 Johnston Street
Lafayette, LA 70501
(337) 232-6463

Lafayette
2200 W. Pinhook Road
Lafayette, LA 70508
(337) 232-3419

Baton Rouge
3524 S. Sherwood Forest Boulevard
Baton Rouge, LA 70816
(337) 293-0954

Prairieville
Wal-Mart SuperCenter
17585 Airline Hwy.
Prairieville, LA 70769
(225) 677-8748

Baton Rouge
Wal-Mart SuperCenter
2171 O'Neal Lane
Baton Rouge, LA 70816
(225) 751-0264

Baton Rouge
Wal-Mart Neighborhood Market
9830 Old Hammond Highway
Baton Rouge, LA 70816
(225) 926-7378

Breaux Bridge
601 East Bridge Street
Breaux Bridge, LA 70517
(337) 332-2149

Houma
706 Barrow Street
Houma, LA 70360
(985) 868-8766

Houma
912 Grand Caillou Road
Houma, LA 70363
(985) 857-9990

Thibodaux
921 Canal Boulevard
Thibodaux, LA 70301
(985) 446-6707

Opelousas
428 E. Landry Street
Opelousas, LA 70570
(337) 942-5748

Eunice
840 E. Laurel Avenue
Eunice, LA 70535
(337) 457-9585

Internet:
www.teche.com

Table of Contents

SEC Mail
Mail Processing
Section
DEC 30 2008
Washington, DC
109

Message from Patrick Little, Chairman and CEO



We are proud of our results this year. They are an indication of the strength and stability that our shareholders have expected and received during our 74 year history.

Results of Fiscal Year 2008

Earnings and Dividend Growth


Increasing Dividends

Earnings for fiscal 2008 were $5.7 million or $2.63 per diluted share. Markdowns on certain securities and costs to transfer obligations of the defined benefit plans in the third quarter caused year end earnings to be 10.5 % below fiscal year 2007. Excluding those non-operational losses fiscal year 2008 earnings would have been $8.5 million or $3.92 per diluted share, a 33% increase over 2007.

Dividends have provided our shareholders a growing return on their investment in our Company over the past five years. In 2008, Teche paid $1.37 in total cash dividends per share and $0.35 in cash in the fourth quarter. Based on the closing price of our common stock on December 8, 2008 our annualized dividend yield was 5.46%.

Revenue Growth



We are proud that our revenue has increased for 10 consecutive years and our record continues in 2008. Revenue was $41.8 million, a 10.9% increase over 2007. Net interest income increased to $25.9 million or 11.7%. Non-interest income was $15.9 million, an increase of 9.4% over 2007.

Deposit Growth


2001
2002
2003
2004
2005
2006
2007
2008

In 2008, we continued to grow our total deposits and, more importantly, SmartGrowth deposits. Total deposits increased $33.7 million to $589.2 million, a 6.1% increase for 2008. SmartGrowth deposits for fiscal 2008 consisting of checking, savings and money market accounts grew 19.3% to $330.4 million. SmartGrowth deposits were 56.1% of all deposits at

September 30, 2008, compared to only 29.0% in 2001. Responding to customers' needs has been at the core of our mission and defines our success.

Loan Growth



We have carefully pursued our SmartGrowth strategy by gradually transforming our loan portfolio from 73% conforming single family home loans and 27% SmartGrowth loans in 2001 to an exact inverse, 27% conforming loans and 73% SmartGrowth loans in 2008.



SmartGrowth loans are comprised of commercial, home equity, alternative mortgage and consumer loans but do not include what are conventionally called "sub-prime loans." SmartGrowth loans increased $53.2 million or 14.1% to $429.5 million at September 30, 2008. In 2008, commercial loans and consumer loans showed significant increases of 17.9% and 16.5% respectively. We have carefully layered high quality commercial loans on a well developed base of retail lending.

Net-Interest Margin Increase

Net-interest margin was 3.71% for 2008 compared to 3.57% in 2007. The margin increased due to our SmartGrowth successes, especially growth in checking account and commercial loan balances.

High Asset Quality

The Company has maintained high asset quality since its inception as a mortgage lender in 1934. Non-performing assets as a percent of total assets were 0.88% at September 30, 2008 compared to 0.71% at September 30, 2007. Net charge-offs for 2008 were 0.06% compared to 0.07% for fiscal 2007. This is the second consecutive year that our net charge-offs have decreased. We increased our allowance for loan losses to 0.94% of loans from .90% of loans last year.

This is a particularly important time to show discipline in the lending process. Teche's asset quality is high compared to industry results this year. Teche's lending policies have steered the Company away from loans associated with higher risk such as commercial construction and development loans and subprime lending. We continue to focus on loans which fit our expertise such as secured commercial loans and retail mortgage and consumer loan products.

Many national lenders and banks in areas with weakened economies are strongly reacting to existing loan problems. While we have not experienced similar conditions in south Louisiana, we have undertaken an incremental, measured process to identify potential areas of current and future credit risk and deterioration. As a result, Teche has made its lending guidelines slightly more stringent, particularly with regards to maximum loan to value requirements and minimum credit scores of our borrowers. These changes are intended to enhance future asset quality while only minimally impacting loan originations. These initiatives started in 2008 and will continue in 2009.

Capital Strength

Our shareholders should know that our balance sheet is strong with the ratio of tangible equity to total assets at September 30, 2008 at 8.40%. The tier one risk-based capital ratio of Teche Federal Bank was 11.17% at September 30, 2008.

Teche and the National Financial Markets

The present national and international economic environment and the consequent government responses have created challenges for the financial industry. At Teche, we have maintained conservative lending practices and our exposure to loans and securities of low quality is very limited.

Amidst turmoil in the financial services industry, Teche had an outstanding year. We did however, experience direct effects of the deterioration in the quality and marketability of private label mortgage related securities. Losses were limited to securities received in a redemption from the AMF Ultra Short Mortgage Fund.

The general turmoil of the financial industry has also affected Teche's stock price. Demand for Teche shares brought extraordinary returns over the last few years. However, pressure on the financial industry has brought the price of our stock down in recent months to 2003 levels, even though we have significantly increased our earnings during such periods. For example, our earnings per diluted share in 2003 were $2.55 while our earnings per diluted share in 2008 would have been $3.92 excluding losses on investments and the benefit plan settlement. These 2008 operating earnings were 53.7% higher than in 2003.

We believe in the soundness of our SmartGrowth strategy and operating policies. Our leadership team is focused on growing our Company and improving results each year. However, markets may continue to acknowledge those results differently based on external economic factors.

One of the key factors in Teche's outstanding 2008 results is the economy of south Louisiana. Unlike other parts of the United States where jobs are declining, the

"Louisiana Economic Outlook for 2009-2010," a highly regarded study published by Louisiana State University, indicates strong job growth in our markets. Baton Rouge increased jobs by 5.4% after Hurricane Katrina and in the next two years jobs are forecasted to increase 3.5%. Furthermore, Lafayette's and Houma's job growth is expected to be 4.0% and 4.3% respectively in 2009-2010.

Even though Hurricanes Gustav and Ike did impact Teche's service areas in 2008, operations were not significantly interrupted due to the dedication of Teche associates to serve our customers. We immediately re-opened branches located in storm damaged areas and assisted our customers to resume their normal activities. The excellent results of the fourth quarter are a testament to the commitment and banking skills of the leadership team and our associates.

Teche Leadership and Associates

Our results are driven by our leadership team and our associates at every location. On behalf of the board of directors, I want to thank our leadership team and associates for the outstanding progress of the Company in 2008. We will continue our efforts in building a successful and profitable Company generating solid returns for our shareholders.

Sincerely,

Patrick Little
Chairman, President/Chief Executive Officer

SELECTED FINANCIAL DATA (Dollars in thousands, except per share data)

At or for the Year Ended September 30,

	2008	2007	2006	2005	2004
Assets	$769,488	$719,367	$685,750	$676,822	$653,034
Loans Receivable, Net	584,591	561,988	520,503	487,816	471,327
Securities-Available for Sale	26,652	51,647	63,517	77,491	98,939
Securities-Held to Maturity	54,291	31,855	38,743	34,259	21,636
Cash and Cash Equivalents	50,112	21,811	17,528	32,674	15,362
Deposits	589,228	555,569	537,549	516,052	432,417
FHLB Advances	104,877	89,756	77,386	93,409	154,439
Stockholders' Equity	68,044	67,006	63,929	61,338	60,287
SUMMARY OF OPERATIONS					
Interest Income	$45,633	$ 43,041	$ 39,197	$ 36,068	$ 30,668
Interest Expense	19,733	19,857	16,720	15,674	13,076
Net Interest Income	25,900	23,184	22,477	20,394	17,592
Provision for Loan Losses	825	605	210	950	60
Net Interest Income after Provision for Loan Losses	25,075	22,579	22,267	19,444	17,532
Non-Interest Income	15,851	14,486	12,997	10,819	9,740
Non-Interest Expense	30,590	27,378	24,330	22,587	18,730
Income Before Gains (Losses) on Sales of Securities and Income Taxes	10,336	9,687	10,934	7,676	8,542
Gains (Losses) on Sales of Securities	(2,580)	164	34	26	232
Income Tax Expense	2,047	3,170	3,651	2,503	2,848
Net Income	$ 5,709	$ 6,681	$ 7,317	$ 5,199	$ 5,926
SELECTED FINANCIAL RATIOS					
Ratio of Equity to Assets	8.84%	9.31%	9.32%	9.06%	9.23%
Book Value/Common Share	$32.12	$30.42	$28.68	$26.78	$26.54
Dividends declared per Share	$1.37	$1.26	$1.10	$0.94	$0.78
Basic Income per Common Share	$2.65	$3.01	$3.22	$2.34	$2.66
Diluted Income per Common Share	$2.63	$2.94	$3.15	$2.26	$2.48
Return on Average Assets	0.76%	0.95%	1.07%	0.77%	0.87%
Return on Average Equity	8.29%	10.24%	11.79%	8.59%	9.40%
Net Interest Margin	3.71%	3.57%	3.53%	3.24%	3.24%
Non-Interest Expense/Average Assets	4.07%	3.89%	3.54%	3.34%	3.33%
Non-Interest Income/Average Assets	2.11%	2.06%	1.89%	1.60%	1.53%
Non-Performing Loans/Loans (1)	1.09%	0.68%	0.74%	0.98%	0.63%
Allowance for Loan Losses/Loans (1)	0.94%	0.90%	0.93%	1.04%	0.92%
Dividend Payout	51.90%	41.66%	33.65%	40.30%	29.31%

(1) Total loans before allowance for loan losses

Business of the Bank

Teche Federal Bank (the "Bank") attracts savings deposits from the general public and uses such deposits to originate primarily residential mortgage loans, commercial mortgage loans and consumer loans. Additionally, the Bank invests in mortgage-backed and investment securities. (See "Management Strategy" on page 6)

It is the Bank's intention to remain an independent community savings bank serving the local banking needs of its primary market area, which presently includes twenty offices in the Louisiana Parishes of St. Mary, Iberia, Lafayette, St. Landry, St. Martin, Terrebonne, Lafourche, East Baton Rouge and Ascension. The FDIC insures deposits at the Bank up to the maximum legal amount.

Business of the Company

Teche Holding Company (the "Company") is a Louisiana corporation organized in December 1994 at the direction of the Board of Directors of the Bank to acquire all of the capital stock that the Bank issued upon its conversion from the mutual to stock form of organization.

Summary of Quarterly Operating Results

	2008				2007			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Amounts in thousands, except per share data)							
Interest Income	$11,361	$11,391	$11,465	$11,417	$10,388	$10,695	$10,917	$11,040
Interest Expense	5,233	5,082	4,798	4,620	4,709	4,894	5,079	5,176
Net Interest Income	6,128	6,309	6,667	6,797	5,679	5,801	5,838	5,864
Provision for Loan Losses	180	190	295	160	85	60	60	400
Income (Loss) Before Income Taxes	2,863	3,223	(1,235)	2,906	2,725	2,609	2,469	2,048
Net Income (Loss)	1,883	2,184	(476)	2,119	1,798	1,709	1,617	1,556
Basic Income (Loss) per Common Share	0.85	1.01	(0.22)	1.00	0.81	0.77	0.73	0.70
Diluted Income (Loss) per Common Share	0.84	1.00	(0.22)	0.99	0.78	0.75	0.71	0.69

Market and Dividend Information

Teche Holding Company's common stock trades on the NYSE Alternext US under the symbol "TSH." The following sets forth the high and low sale prices and cash dividends declared for the common stock for the last two fiscal years.

Quarter ended	Sales Price		Period End Close	Cash Dividend Declared	Date Declared
	High	Low			
December 29, 2006	$54.15	$50.15	$51.50	$0.30	November 29, 2006
March 30, 2007	$51.29	$44.03	$44.26	$0.31	February 28, 2007
June 29, 2007	$45.50	$38.61	$45.25	$0.32	May 23, 2007
September 28, 2007	$45.75	$41.00	$41.00	$0.33	August 21, 2007
December 31, 2007	$44.00	$37.10	$37.75	$0.335	November 29, 2007
March 31, 2008	$38.30	$29.50	$32.55	$0.34	February 26, 2008
June 30, 2008	$38.39	$31.50	$37.17	$0.345	May 21, 2008
September 30, 2008	$37.50	$28.90	$31.75	$0.35	August 27, 2008

According to the records of the Company's transfer agent, there were 456 registered stockholders of record at November 30, 2008. This number does not include any persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank. Under current regulations, the Bank is not permitted to pay dividends if its regulatory capital would thereby be reduced below (1) the amount then required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). Capital distributions are also subject to certain limitations based on the Bank's net income. See Notes 18 and 19 of Notes to Consolidated Financial Statements. The Bank's total capital at September 30, 2008 exceeded the amounts of its liquidation account and regulatory capital requirements.

Stock Performance Graph

Set forth below is the performance graph for the Common Stock for the five fiscal years ended September 30, 2008. The performance graph, as prepared for the Company by Zacks Investment Research Inc., compares the cumulative total return on the Common Stock with the (i) the NYSE Alternext US, which takes into account the cumulative total return on stocks included in the NYSE Alternext US, and (ii) the SIC Industry Index, which takes into account the cumulative total return on the stocks of companies with the same SIC code as the Company. Comparison with the NYSE Alternext US, and the SIC Industry Index assumes the investment of $100 as of September 30, 2003. The cumulative total return for the indices and for the Company is computed with the reinvestment of dividends at the frequency with which dividends, if any, were paid during the period.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
September 2008
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2003
2004
2005
2006
2007
2008
TECHE HOLDING
Amex Composite Index
6035 - Savings Institution, Federally Chartered [6035]

	9/30/03	9/30/04	9/30/05	9/30/06	9/30/07	9/30/08
Teche Holding Company	$100.00	$115.04	$114.63	$163.96	$127.40	$102.63
NYSE Alternext US (Amex Composite Index)	$100.00	$131.90	$185.15	$208.43	$270.41	$201.30
SIC Industry Index	$100.00	$109.25	$112.81	$138.43	$134.38	$100.67

NOTE: Data complete through last fiscal year.
NOTE: Corporate Performance Graph with peer group uses peer group only performance (excludes only company).
NOTE: Peer group indices use beginning of period market capitalization weighting.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical stock performances shown in the graph above. The Company neither makes nor endorses any predictions as to stock performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believe", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risk associated with the effect of opening new branches, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

The Company's consolidated results of operations are primarily dependent on the Bank's net interest income, or the difference between the interest income earned on its loan, mortgage-backed securities and investment securities portfolios, and the interest expense paid on its savings deposits and other borrowings. Net interest income is affected not only by the difference between the yields earned on interest-earning assets and the costs incurred on interest-bearing liabilities, but also by the relative amounts of such interest-earning assets and interest-bearing liabilities.

Other components of net income include: provisions for losses on loans and other assets, non-interest income (primarily, service charges on deposit accounts and other fees), and non-interest expenses (primarily, compensation and employee benefits, office occupancy expense, marketing expense and expenses associated with foreclosed real estate) and income taxes.

Earnings of the Company also are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of regulatory authorities.

References to the "Bank" herein, unless the context requires otherwise, refer to the Company on a consolidated basis.

Overview

The Company's assets in fiscal 2008 grew $50.1million to $769.5 million reflecting increases in loans receivable offset somewhat by decreases in cash and securities. Net income decreased $972,000 to $5.7 million this past fiscal year primarily due to the Bank's withdrawal from the AMF Ultra Short Fund incurring a loss of $2.6 million before taxes in the third quarter and a subsequent impairment write-down of $408,000 before taxes in the fourth quarter, along with a pretax charge of $1.5 million due to the Bank's exit and transfer out of its defined benefit pension plans during the third quarter. Additionally, in order to manage interest rate risk, management sold approximately $36 million of long term fixed rate first mortgage loans in one transaction during the year. We have provided details of the reasons for these changes in the following pages.

Management Strategy

Management's strategy has been to maximize earnings and profitability through steady growth while maintaining asset quality. The Bank's lending strategy has historically focused on the origination of traditional one- to four-family mortgage loans with the primary emphasis on single-family residences in the Bank's primary market area. Additionally, management emphasizes a "SmartGrowth" strategy that focuses on the origination of consumer loans (primarily home equity and mobile home loans), alternative mortgage loans, commercial loans and commercial real estate loans for retention in the Company's loan portfolio. Alternative mortgage loans originated by the Bank are residential real estate loans that do not meet all of the Bank's standard loan underwriting criteria. Consumer loans, commercial loans and commercial real estate loans generally have shorter terms to maturity and higher yields than residential real estate loans. While alternative mortgage loans, consumer loans, commercial loans, and commercial real estate loans have greater credit risk than conforming residential real estate loans, the Company believes its SmartGrowth strategy will have a favorable impact on the Company's net interest margin, as well as assist in interest rate risk management. SmartGrowth also emphasizes growth in core deposits (primarily transaction accounts), which include demand deposits, NOW accounts, money market deposit accounts and savings accounts.

Asset and Liability Management

Interest Rate Sensitivity Analysis. Net interest income, the primary component of the Bank's net income, is derived from the difference between the interest income on interest-earning assets and the interest expense of interest-bearing liabilities. The Bank has sought to manage its exposure to changes in interest rates by monitoring the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net interest income and net portfolio value.

The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank is exposed to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities and interest-earning assets and the volatility of interest rates. Because most deposit accounts react more quickly to market interest rate movements than do traditional mortgage loans due to their shorter terms to maturity, increases in interest rates may have an adverse effect on the Bank's earnings. Conversely, this same mismatch will generally benefit the Bank's earnings during periods of declining or stable interest rates.

The Bank attempts to manage its interest rate exposure by shortening the maturities of its interest-earning assets by emphasizing adjustable rate mortgages ("ARMs"), periodically selling loans from the portfolio of long term fixed rate mortgages, originating shorter term loans such as residential construction, consumer, and home equity loans and the investment of excess liquidity in purchased loans, adjustable rate mortgage-backed securities and other securities with relatively short terms to maturity. Furthermore, the Bank works to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. In recent years, the Bank has used borrowings while continuing to rely primarily upon deposits as its source of funds. At September 30, 2008, the weighted average term to repricing of the Bank's ARM loan and ARM mortgage-backed securities portfolio was approximately 21 months. In contrast, at September 30, 2008, $169.5 million of the Bank's certificate accounts and $330.3 million of the Bank's regular deposit accounts (e.g. demand, NOW, money market, savings), out of $589.2 million of total deposits, were scheduled to mature or reprice within one year or sooner.

Management believes that it has adequate capital to accept a certain degree of interest rate risk. Should interest rates rise management believes the Bank's capital position will enable it to withstand the negative impact on earnings.

Rate/Volume Analysis. The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30,					
	2008 vs. 2007			2007 vs. 2006		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in Thousands)					
Interest-Earning Assets:						
Securities (1)	$ (522)	$ 18	$ (504)	$ (568)	$ 252	$ (316)
Loans Receivable, Net	3,290	(189)	3,101	2,941	1,954	4,895
Other Interest-Earning Assets (2)	817	(822)	(5)	311	(1,046)	(735)
Total Interest-Earning Assets	3,585	(993)	2,592	2,684	1,160	3,844
Interest-Bearing Liabilities						
Deposits	670	(1,440)	(770)	429	2,940	3,369
FHLB Advances	854	(208)	646	(229)	(3)	(232)
Total Interest-Bearing Liabilities	1,524	(1,648)	(124)	200	2,937	3,137
Net Change in Net Interest Income	$2,061	$ 655	$ 2,716	$2,484	$(1,777)	$ 707

(1) Includes investment securities and FHLB stock.
(2) Includes certificates of deposit and other interest-bearing accounts.

Average Balance Sheet. The following table sets forth certain information relating to the Company's actual and average balance sheet and reflects the actual and average yield on assets and actual and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expenses by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily average balances.

	Year Ended September 30,								
	2008			2007			2006		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)								
Assets									
Interest-Earning Assets									
Securities (1)	$84,249	$3,872	4.60%	$ 95,651	$4,376	4.57%	$108,822	$ 4,692	4.31%
Loans Receivable (2) (3)	594,944	41,280	6.97%	547,740	38,179	6.97%	503,252	33,284	6.61%
Other Interest-Earning Assets (4)	18,043	481	2.67%	6,731	486	7.22%	24,502	1,221	4.98%
Total Interest-Earning Assets	697,236	$45,633	6.54%	650,122	$43,041	6.62%	636,576	$39,197	6.16%
Non-Interest Earning Assets	52,589			54,423			50,329		
Total Assets	$749,825			$704,545			$686,902		
Liabilities and Stockholders' Equity									
Interest-Bearing Liabilities									
NOW Accounts	$ 83,515	$ 456	0.55%	$74,851	328	0.44%	$ 71,423	$ 200	0.28%
Statement & Regular Savings Accounts	52,851	409	0.77%	52,084	413	0.79%	59,675	626	1.04%
Money Funds Accounts	125,905	3,190	2.53%	89,139	3,183	3.52%	63,861	1,375	2.15%
Certificates of Deposit	264,185	11,230	4.25%	287,292	12,131	4.22%	294,838	10,485	3.56%
Total Deposits	526,456	15,285	2.90%	503,366	16,055	3.19%	489,797	12,686	2.59%
FHLB Advances	95,225	4,448	4.67%	77,550	3,802	4.90%	82,214	4,034	4.91%
Total Interest-Bearing Liabilities	621,681	$19,733	3.17%	580,916	$19,857	3.42%	572,011	$16,720	2.92%
Non-Interest-Bearing Liabilities	59,311			58,396			52,859		
Total Liabilities	680,992			639,312			624,870		
Stockholders' Equity	68,833			65,233			62,035		
Total Liabilities and Stockholders' Equity	$749,825			$704,545			$686,905		
Net Interest Income/Interest Rate Spread (5)		$25,900	3.37%		$23,184	3.20%		$22,477	3.24%
Net Interest Margin (6)			3.71%			3.57%			3.53%
Interest-Earning Assets/ Interest-Bearing Liabilities			112.15%			111.91%			111.29%

(1) Includes securities and Federal Home Loan Bank (" FHLB") stock.
(2) Amount is net of deferred loan fees, loan discounts and premiums and loans-in-process and includes non-accruing loans.
(3) Interest income includes loan fees of approximately $565,000 in 2008, $479,000 in 2007 and $429,000 in 2006.
(4) Amount includes certificates of deposit and other interest-bearing deposits.
(5) Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6) Net interest margin represents net interest income divided by average interest-earning assets.

Changes in Financial Condition from September 30, 2007 to September 30, 2008

General. Total assets increased $50.1 million, or 7.0% to $769.5 million at September 30, 2008 from $719.4 million at September 30, 2007, primarily as a result of growth in loans receivable and interest bearing deposits, which were attributable to an increase in deposits and advances with the Federal Home Loan Bank.

Cash and Cash Equivalents. Cash increased $28.3 million from $21.8 million at September 30, 2007 to $50.1 million at September 30, 2008. The increase resulted primarily from deposit growth, along with increases in Federal Home Loan Bank advances.

Securities Available-for-Sale and Held to Maturity. Securities available-for-sale decreased $25.0 million from $51.6 million at September 30, 2007 to $26.6 million at September 30, 2008 due primarily to repayments on existing mortgage-backed securities and to withdrawal from the AMF Ultra Short Mortgage Fund during the year. The Company withdrew from the fund as a result of continuing declines in its market value and recorded a pre-tax charge of $2,580,000, receiving securities in return. Securities received from the fund were classified as held-to-maturity. Securities held-to-maturity increased in 2008 due to investments received from the AMF fund and other purchases during the year. (See note 3 of the Consolidated Financial Statements).

Loans Receivable, Net. The Bank's net loans receivable increased $22.6 million or 4.0% to $584.6 million from $562.0 million at September 30, 2007 due primarily to growth in the portfolio of commercial and consumer loans. These increases are reflected in the Bank's portfolio of mobile home, multi–family, commercial real estate and land loans which is part of the Company's strategy to grow net interest margin and manage interest rate risk. The one-to-four family mortgage loan portfolio decreased during the year due to a sale of $36.3 million in long term, fixed rate mortgages. (See Note 4 of the Consolidated Financial Statements for a comparative breakdown of the Bank's loan portfolio.)

Premises and Equipment, Net. Premises and equipment increased $754,000 or 2.8% due to completion of a new full service branch in our Houma market area.

Deposits. The Bank's deposits increased $33.7 million or 6.1% to $589.2 million at September 30, 2008, from $555.5 million at September 30, 2007. These increases resulted from growth in money market, savings, non-interest checking and NOW accounts, offset somewhat by a decrease in time deposits. This deposit growth reflects the Company's strategy of growing lower costs deposits. (See Note 7 of the Consolidated Financial Statements for a comparative breakdown of the Bank's deposit portfolio.)

Advances from FHLB. Advances from the Federal Home Loan Bank of Dallas increased $15.1 million, or 16.8% to $104.9 million from $89.8 million at September 30, 2007. The increase was due primarily to fund growth in the loan portfolio. Longer term Federal Home Loan Bank advances were acquired during the year to help manage interest rate risk.

Stockholders' Equity. Stockholders' equity increased $1.0 million, or 1.5% from $67.0 million at September 30, 2007, to $68.0 million at September 30, 2008. The increase was due primarily to net income less dividends and the purchase of treasury stock.

Comparison of Operating Results for Years Ended September 30, 2008, 2007 and 2006

Analysis of Net Income

General. The Company had net income of $5.7 million, $6.7 million and $7.3 million for the years ended 2008, 2007 and 2006. The $972,000 decrease during fiscal 2008 was primarily due to two major items. First the Bank withdrew its investment in the AMF Ultra Short Mortgage Fund resulting in a pre-tax charge of $2.6 million, and the Bank also settled and transferred the obligations of its defined benefit pension Plans to Hartford Insurance Company resulting in a pre-tax charge of $1.5 million. The $0.6 million decrease during fiscal 2007 was primarily due to an increase in non-interest expenses and provision for loan losses.

Revenue. Revenue for fiscal 2008 amounted to $41.8 million, $37.7 million and $35.5 million for the years ended 2008, 2007 and 2006, respectively. The $4.0 million increase during fiscal 2008 was primarily due to an increase in interest income on loans resulting from growth in the loan portfolio coupled with an increase in service charges on transaction accounts. The $2.2 million increase during fiscal 2007 compared to fiscal 2006 was primarily due to an increase in interest income on loans resulting from growth in both the rates and the average balance of the loan portfolio. Non-interest income also increased from growth in service charges on transactions accounts primarily due to an increase in the number of accounts during the year.

Interest Income. Interest income amounted to $45.6 million, $43.0 million and $39.2 million for the years ended 2008, 2007 and 2006, respectively. The $2.6 million increase during fiscal 2008 was primarily due to an increase in the average balance on earning assets, offset by a slight decrease in interest rates. The $3.8 million increase during fiscal 2007 compared to fiscal 2006 was primarily due to an increase in the average balance and interest rates on earning assets.

The average balance of loans increased during fiscal 2008 and fiscal 2007 by approximately $47.2 million, or 8.6% and $44.5 million, or 8.8%, respectively.

Interest Expense. Interest expense totaled $19.7 million, $19.9 million and $16.7 million for the years ended September 30, 2008, 2007 and 2006. The $124,000 decrease from fiscal 2007 to fiscal 2008 was primarily due to lower interest rates along with good growth in lower rate deposit accounts. The $3.1 million or 18.6% increase from fiscal 2006 to fiscal 2007 was due primarily to an increase in the average balance and rates paid on deposit accounts. The average balance of deposits increased $23.1 million and $13.6 million in fiscal 2008 and 2007, respectively.

Net Interest Income. Net interest income increased $2.7 million to $25.9 million during the year ended September 30, 2008 primarily due to an increase in interest income on loans and to a decrease in interest expense on deposits, offset somewhat by an increase in interest expense on FHLB advances. Net interest income increased $707,000 to $23.2 million during the year ended September 30, 2007 primarily due to an increase in interest income on loans, offset somewhat by an increase in interest expense on deposits.

Provision for Loan Losses. The Bank provided $825,000, $605,000 and $210,000 to the allowance for loan losses for the years ended September 30, 2008, 2007 and 2006 respectively. The provision increased in fiscal 2008 primarily due to growth in loan portfolio as well as changes to the qualitative and quantitative factors considered during the analysis of the allowance for loan losses. The provision was also impacted by changes to the reserves necessary for impaired loans. The provision increased in fiscal 2007 primarily due to two delinquent commercial loans that were expected to go into foreclosure, one of which was resolved during 2008 and the other is in the process of foreclosure. The allowance for loan losses was $5.5 million at September 30, 2008, $5.1 million at September 30, 2007, and $4.9 million at 2006 fiscal year end.

Management periodically estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb probable losses inherent in the existing portfolio. Based on these estimates, an amount is charged or credited to the provision for loan losses and credited or charged to the allowance for loan losses in order to adjust the allowance to a level determined to adequately absorb probable inherent losses.

While the Bank maintains its allowance for losses at a level that it considers to be adequate to provide for existing losses, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts. (See Note 1 to the Consolidated Financial Statements.)

Non-Interest Income. Non-interest income during the years ended September 30, 2008, 2007 and 2006 amounted to $15.8 million, $14.5 million and $13.0 million respectively. The increases in all three fiscal years are due primarily to fee income resulting from an increase in deposit related fees due to an increase in the number of deposit accounts.

Non-Interest Expense. Non-interest expense totaled $30.6 million; $27.3 million and $24.3 million during the years ended September 30, 2008, 2007 and 2006, respectively. The $3.2 million increase during fiscal 2008 was primarily due to compensation expense that did include a one time $1.5 million charge for exiting the defined benefit pension plans. The $3.1 million increase during fiscal 2007 was due primarily to compensation expense, expenses related to deposit services and revaluation of foreclosed real estate. Compensation expense this year increased primarily due to annual salary adjustments, increase in incentive pay, additional staff for commercial lending and retail operations.

The Bank is subject to the Louisiana Shares Tax, which amounted to an expense of $666,000, $535,000 and $524,000 in the fiscal years ended September 30, 2008, 2007 and 2006, respectively.

Gain (loss) on Sale of Securities. In the years ended September 30, 2008, 2007 and 2006, (losses) and gains on the sale of securities amounted to ($2,580,000), $164,000 and $34,000, respectively. The loss recorded in 2008 resulted from the Company's withdrawal of a $16.1 million investment in a mortgage mutual fund that had continued to decline in value during the year as a result of the turmoil that existed in the mortgage markets in general. (See note 3 of the Consolidated Financial Statements.)

Income Tax Expense. For the years ended September 30, 2008, 2007 and 2006, the Company incurred income tax expense of $2.0 million, $3.2 million and $3.7 million, respectively. There was a decrease in the effective tax rate in 2008 due to lower pre-tax income and the benefit of certain tax credits related to tax incentives applied to the Company's 2006 and 2007 income tax returns recorded in the 2008 financial statements. (See Note 10 of the Consolidated Financial Statements for further explanation.) There was a decrease in the effective tax rate in 2007 due to a decrease in permanent tax differences related to the ESOP in 2007 compared to 2006.

Liquidity and Capital Resources

The Bank's average liquidity ratio is based on deposits and was approximately 10.0% percent during September 2008. The Bank manages its average liquidity ratio to meet its funding needs, including: deposit outflows; disbursement of payments collected from borrowers for taxes and insurance; repayment of Federal Home Loan Bank advances and other borrowings; and loan principal disbursements. The Bank also monitors its liquidity position in accordance with its asset/liability management objectives.

In addition to funds provided from operations, the Bank's primary sources of funds are: savings deposits, principal repayments on loans and mortgage-backed securities, and matured or called investment securities. The Bank also borrows funds from the Federal Home Loan Bank of Dallas (the "FHLB").

Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, savings deposit flows and prepayments on loans and mortgage-backed securities are significantly influenced by changes in market interest rates, economic conditions and competition. The Bank strives to manage the pricing of its deposits to maintain a balanced stream of cash flows commensurate with its loan commitments and other predictable funding needs.

The Bank usually maintains a portion of its cash on hand in interest-bearing demand deposits with the FHLB and other correspondent banks to meet immediate loan commitment and savings withdrawal funding requirements. When applicable, cash in excess of immediate funding needs is invested into longer-term investment and mortgage-backed securities, some of which may also qualify as liquid investments under current OTS regulations.

Funds available under existing credit facilities from the FHLB and one other correspondent bank combined totaled $171.4 million. The Bank has total FHLB borrowings of $104.9 million, or 13.6% of the Bank's assets. Approximately $9.6 million is due in the year ending September 30, 2009.

Management believes the Bank has sufficient resources available to meet its foreseeable funding requirements. At September 30, 2008, the Bank had outstanding loan commitments of $50.5 million, and certificates of deposit scheduled to mature within one year of $169.5 million, much of which management expects, based on past experience, will remain with the Bank upon maturity.

Regulations of the OTS require the Bank to meet or exceed three separate standards of capital adequacy. These regulations require financial institutions to have minimum tangible capital equal to 1.5 percent of total adjusted assets; minimum core capital equal to 4.0 percent of total adjusted assets; and risk-based capital equal to 8.0 percent of total risk-weighted assets. At September 30, 2008, the Bank exceeded all regulatory capital requirements. (See Note 18 to the Consolidated Financial Statements.)

On October 14, 2008, the FDIC announced the establishment of its Temporary Liquidity Guarantee Program (the "Liquidity Guarantee Program"). The Liquidity Guarantee Program contains two elements: (i) a debt guarantee program and (ii) an increase in deposit insurance coverage for certain types of non-interest bearing accounts.

All insured depository institutions were initially covered by both parts of the Liquidity Guarantee Program at no cost. Institutions had until December 5, 2008 to opt out of one or both of the programs. Institutions that did not opt out by that date are deemed to be participants in both and will be assessed fees related to these programs. The Bank did not opt out of either program. The Bank does not intend to issue senior unsecured debt covered by the debt guarantee program. Additionally, fees associated with the non-interest bearing deposit accounts program are expected to be minimal.

On November 14, 2008, the Company filed an application with the Office of Thrift Supervision ("OTS") to voluntarily participate in the U.S. Treasury Department's (the "Department") Capital Purchase Program (the "CPP") announced on October 14, 2008 in conjunction with the Department's Troubled Asset Relief Program (the "TARP") under the Emergency Economic Stabilization Act. If the Company's application is approved, the Company would be eligible to receive up to $15,000,000 in capital through the issuance of preferred stock to the Department, based on three percent of the Company's risk-weighted assets as of September 30, 2008. The preferred stock that the Company would issue to the Department would be included as Tier 1 capital, be senior to the Company's common stock, be non-voting, perpetual preferred stock, with a liquidation preference of $1,000 per share, and would initially pay cumulative dividends at five percent annually for each of the first five years of the investment, and nine percent thereafter, unless the Company redeems the shares prior to the end of the five-year period. The Company would also issue 10-year warrants for its common stock to the Department in an amount equal to 15% of the preferred stock purchased, which will give the Department the opportunity to benefit from an increase in the common stock price of the Company. The warrants will be immediately exercisable. The exercise price of the warrants issued to the Department will be based on the market price of the Company's common stock on the date of issuance of the preferred stock, as determined by the 20-trading day trailing average. None of the preferred shares, warrants or common stock issued to the Department, if any, will be subject to any restrictions on transferability by the Department. The Company's participation in the CPP, as well as the amount the Department may invest, is subject to approval of the Department, in consultation with the OTS, the execution of various agreements and standard closing conditions. If approved, the Company at such time will consider whether and to what extent it will participate in the CPP, if at all. The factors the Company will consider in determining whether to participate in the CPP will include, among others, the capital needs of the Company, liquidity levels, asset quality, ability to invest profitably the new capital and the then existing market conditions for capital, loans and deposits.

Net Portfolio Value Analysis - Interest Rate Risk

The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than our interest-earning assets. Although having liabilities that mature or reprice less frequently on average than assets will be beneficial in times of rising interest rates, such an asset/liability structure will result in lower net income during periods of declining interest rates, unless offset by other factors.

The Bank believes it is critical to manage the relationship between interest rates and the effect on its net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. The Bank manages assets and liabilities within the context of the marketplace, regulatory limitations and within its limits on the amount of change in NPV which is acceptable given certain interest rate changes.

The OTS requires all regulated thrift institutions to calculate the estimated change in the institution's NPV assuming instantaneous parallel shifts in the Treasury yield curve of 100 to 300 basis points either up or down in 100 basis point increments. The NPV is defined as the present value of expected cash flows from existing assets less the present value of expected cash flows from existing liabilities plus the present value of net expected cash inflows from existing off-balance sheet contracts.

The OTS provides an interest rate sensitivity report of NPV to all institutions that file with the OTS a Consolidated Maturity & Rate Schedule ("CMR") as a part of the institution's quarterly Thrift Financial Report. The OTS simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of NPV. The OTS model estimates the economic value of each type of asset, liability, and off-balance sheet contract under the assumption that the Treasury yield curve shifts instantaneous and parallel up and down 100 to 300 basis points in 100 basis point increments. The OTS allows thrifts with under $1 billion in total assets to use the results of their interest rate sensitivity model, which is based on information provided by the institution, to estimate the sensitivity of NPV.

The OTS model utilizes an option-based pricing approach to estimate the sensitivity of mortgage loans. The most significant embedded option in these types of assets is the prepayment option of the borrowers. The OTS model uses various price indications and prepayment assumptions to estimate sensitivity of mortgage loans.

In the OTS model, the value of deposit accounts appears on the asset and liability side of the NPV analysis. In estimating the value of certificates of deposit accounts ("CD"), the liability portion of the CD is represented by the implied value when comparing the difference between the CD face rate and available wholesale CD rates. On the asset side of the NPV calculation, the value of the "customer relationship" due to the rollover of retail CD deposits represents an intangible asset in the NPV calculation.

Other deposit accounts such as NOW accounts, money market demand accounts, passbook accounts, and non-interest-bearing accounts also are included on the asset and liability side of the NPV calculation in the OTS model. These accounts are valued at 100% of the respective account balances on the liability side. On the asset side of the analysis, the value of the "customer relationship" of the various types of deposit accounts is reflected as a deposit intangible.

The NPV sensitivity of borrowed funds is estimated by the OTS model based on a discounted cash flow approach.

The OTS uses, as a critical point, a change of plus or minus 200 basis points in order to set its "normal" institutional results and peer comparisons. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. The greater the change, positive or negative, in NPV, the more interest rate risk is assumed to exist with the institution. The following table lists the Bank's latest percentage change in NPV assuming an immediate change of plus or minus 100, 200, and 300 basis points from the level of interest rates at September 30, 2008.

Change in Rates[(1)]	Net Portfolio Value: $ Amount	Net Portfolio Value: $ Change[(2)]	% Change[(3)]	NPV as % of PV of Assets: NPV Ratio[(4)]	NPV as % of PV of Assets: Change[(5)]
	(Dollars in Thousands)				
+300 bp $	69,947	$ -19,013	-21 %	9.15 %	-195 bp
+200 bp	77,321	-11,639	-13 %	9.94 %	-115 bp
+100 bp	83,979	- 4,981	- 6 %	10.62 %	- 47 bp
+50 bp	86,711	-2,249	-3 %	10.89 %	-21 bp
0 bp	88,960			11.09 %	
-50 bp	89,346	+ 386	0 %	11.09 %	0 bp
-100 bp	89,955	+ 996	+ 1 %	11.11 %	+ 1 bp

(1) The -300bp scenarios are not shown due to low interest rate environment.
(2) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(3) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(4) Calculated as the estimated NPV divided by average total assets.
(5) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

	September 30, 2008	September 30, 2007
*** RISK MEASURES: +200 BP RATE SHOCK ***		
Pre-Shock NPV Ratio: NPV as % of PV of Assets	11.09 %	11.39 %
Exposure Measure: Post-Shock NPV Ratio	9.94 %	9.38 %
Sensitivity Measure: Decline in NPV Ratio	115 bp	201 bp
*** CALCULATION OF CAPITAL COMPONENT ***		
Change in NPV as % of PV of Assets	1.15 %	2.01 %

As the table shows, increases in interest rates would result in net decreases in the Bank's NPV. The Bank's NPV decreases by 21.0% if interest rates increase by 200 basis points. Certain shortcomings are inherent in the methodology used in the above table. Modeling changes in NPV requires the making of certain assumptions that may tend to oversimplify the manner in which actual yields and costs respond to changes in market interest rates. First, the models assume that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured. Second, the models assume that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements do provide an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income.

In times of decreasing interest rates, the value of fixed-rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank.

Contractual Obligations

The Company has various contractual obligations related to borrowings, deposits and operating lease payments. These obligations are outlined in footnotes 6, 7 and 8 in the consolidated financial statements of the Company.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. The Company's most critical accounting policies are as follows:

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance available for losses incurred on loans. Any losses are charged to the allowance for loan losses when the loss actually occurs or when a determination is made that a loss is probable to occur. Recoveries are credited to the allowance at the time of recovery.

Management estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb losses inherent in the existing portfolio. Based on the estimates, an amount is charged to or recovered from the provision for loan losses and credited or debited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb such losses.

Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, known and inherent risks in the loan portfolio, and the present level of the allowance; results of examination of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining.the collectibility of certain loans, management also considers the fair value of any underlying collateral.

It should be understood that estimates of loan losses involve an exercise of judgment. While it is possible that in particular periods the Company may sustain losses, which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses inherent in the existing loan portfolio.

Goodwill – Goodwill does not require amortization but is subject to at least an annual assessment for impairment unless interim events or circumstances make it more likely than not that an impairment loss has occurred. Impairment is defined at that amount by which the implied fair value of the goodwill is less than the goodwill's carrying value. Impairment losses would be charged to operating expense. Goodwill is not deductible for income tax purposes.

Impact of Off-Balance Sheet Instruments

The Company has certain off-balance-sheet instruments in the form of contractual commitments to extend credit to customers. These legally binding commitments have set expiration dates and are at predetermined interest rates. The underwriting criteria for these commitments are the same as for loans in our loan portfolio. Collateral is also obtained, if necessary, based on the credit evaluation of each borrower. Although many of the commitments will expire unused, management believes that we have the necessary resources to fund these commitments. (See Footnote 16 in the accompanying consolidated financial statements.)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a- 15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control- Integrated Framework*, management concluded that our internal control over financial reporting was effective as of September 30, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Patrick Little	J. L. Chauvin
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Teche Holding Company
Franklin, Louisiana

We have audited the accompanying consolidated balance sheets of Teche Holding Company and subsidiary (hereinafter referred to as the "Company") as of September 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teche Holding Company and subsidiary as of September 30, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Asheville, North Carolina
December 12, 2008

500 Ridgefield Court, PO Box 3049
Asheville, NC 28802-3049
Ph. 828.254.2254 Fx. 828.254.6859
www.dixon-hughes.com

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

TECHE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
September 30, 2008 and 2007

	2008	2007
	(Amounts in thousands, except share and per share data)	
ASSETS		
Cash and due from banks	$ 14,159	$ 14,338
Interest-bearing deposits	35,953	7,473
Securities available-for-sale - at estimated fair value (amortized cost of $27,051 in 2008 and $53,166 in 2007)	26,652	51,647
Securities held-to-maturity—at amortized cost (estimated fair value of $53,788 in 2008 and $31,170 in 2007)	54,291	31,855
Loans receivable—net of allowance for loan losses of $5,545 in 2008 and $5,083 in 2007	584,591	561,988
Accrued interest receivable	2,843	2,952
Investment in Federal Home Loan Bank stock, at cost	4,764	4,343
Real estate owned, net	343	1,218
Prepaid expenses and other assets	3,218	2,268
Goodwill	3,647	3,647
Life insurance contracts	12,127	11,492
Premises and equipment, net	26,900	26,146
TOTAL ASSETS	$ 769,488	$ 719,367
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 589,228	$ 555,569
Advances from Federal Home Loan Bank	104,877	89,756
Advance payments by borrowers for taxes and insurance	2,876	2,208
Accrued interest payable	875	1,441
Accounts payable and other liabilities	3,588	3,387
TOTAL LIABILITIES	701,444	652,361
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, 5,000,000 shares authorized, none issued	-	-
Common stock, $.01 par value, 10,000,000 shares authorized; 4,658,325 and 4,635,666 shares issued	47	46
Additional paid-in capital	51,973	51,366
Retained earnings	65,600	62,646
Treasury stock –2,542,028 and 2,432,828 shares - at cost	(49,313)	(46,049)
Accumulated other comprehensive loss	(263)	(1,003)
TOTAL STOCKHOLDERS' EQUITY	68,044	67,006
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 769,488	$ 719,367

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended September 30, 2008, 2007 and 2006

	2008	2007	2006
	(Amounts in thousands, except per share amounts)		
INTEREST INCOME:			
Interest and fees on loans	$ 41,280	$ 38,179	$ 33,284
Interest and dividends on securities	3,873	4,376	4,692
Other interest income	480	486	1,221
TOTAL INTEREST INCOME	45,633	43,041	39,197
INTEREST EXPENSE:			
Deposits	15,285	16,055	12,686
Advances from Federal Home Loan Bank	4,448	3,802	4,034
TOTAL INTEREST EXPENSE	19,733	19,857	16,720
NET INTEREST INCOME	25,900	23,184	22,477
PROVISION FOR LOAN LOSSES	825	605	210
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	25,075	22,579	22,267
NON-INTEREST INCOME:			
Service charges	15,482	13,589	11,912
Other income	369	897	1,085
TOTAL NON-INTEREST INCOME	15,851	14,486	12,997
GAIN (LOSS) ON SALE OF SECURITIES	(2,580)	164	34
NON-INTEREST EXPENSE:			
Compensation and employee benefits	16,746	13,997	12,448
Occupancy, equipment and data processing expense	6,084	5,470	5,165
Marketing and professional fees	2,986	3,224	2,759
Deposit insurance premiums	74	66	67
Louisiana shares tax	666	535	524
Other operating expenses	4,034	4,086	3,367
TOTAL NON-INTEREST EXPENSE	30,590	27,378	24,330
INCOME BEFORE INCOME TAXES	7,756	9,851	10,968
INCOME TAXES	2,047	3,170	3,651
NET INCOME	$ 5,709	$ 6,681	$ 7,317
BASIC INCOME PER COMMON SHARE	$ 2.65	$ 3.01	$ 3.22
DILUTED INCOME PER COMMON SHARE	$ 2.63	$ 2.94	$ 3.15
DIVIDENDS PER SHARE	$ 1.37	$ 1.26	$ 1.10

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 2008, 2007 and 2006

	Common stock	Additional paid-in capital	Retained earnings	Unearned ESOP shares	Treasury stock	Accumulated other comprehensive loss	Total
	(Dollars in thousands, except per share amounts)						
BALANCE – October 1, 2005	$ 46	$ 48,458	$ 53,893	$ (143)	$ (39,537)	$ (1,379)	$ 61,338
ESOP compensation	-	444	-	143	-	-	587
Exercise of stock options, including tax benefit	-	817	-	-	-	-	817
Stock based compensation	-	442	-	-	-	-	442
Reclassification of vested stock based compensation	-	173	-	-	-	-	173
Purchase of common stock for treasury	-	-	-	-	(4,414)	-	(4,414)
Dividends declared - $1.10 per share	-	-	(2,462)	-	-	-	(2,462)
Comprehensive income:							
Net income	-	-	7,317	-	-	-	7,317
Change in unrealized loss on securities available-for-sale, net	-	-	-	-	-	131	131
Total comprehensive income							7,448
BALANCE - September 30, 2006	46	50,334	58,748	-	(43,951)	(1,248)	63,929
Exercise of stock options, including tax benefit	-	642	-	-	-	-	642
Stock based compensation	-	390	-	-	-	-	390
Purchase of common stock for treasury	-	-	-	-	(2,098)	-	(2,098)
Dividends declared - $1.26 per share	-	-	(2,783)	-	-	-	(2,783)
Comprehensive income:							
Net income	-	-	6,681	-	-	-	6,681
Change in unrealized loss on securities available-for-sale, net	-	-	-	-	-	245	245
Total comprehensive income							6,926
BALANCE - September 30, 2007	46	51,366	62,646	-	(46,049)	(1,003)	67,006
Exercise of stock options, including tax benefit	1	256	-	-	-	-	257
Stock based compensation	-	351	-	-	-	-	351
Cumulative effect adjustment	-	-	208	-	-	-	208
Purchase of common stock for treasury	-	-	-	-	(3,264)	-	(3,264)
Dividends declared - $1.37 per share	-	-	(2,963)	-	-	-	(2,963)
Comprehensive income:							
Net income	-	-	5,709	-	-	-	5,709
Change in unrealized loss on securities available-for-sale, net						740	740
Total comprehensive income							6,449
BALANCE - September 30, 2008	$ 47	$ 51,973	$ 65,600	$ -	$ (49,313)	$ (263)	$ 68,044

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 2008, 2007 and 2006

	2008	2007	2006
		(Dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,709	$ 6,681	$ 7,317
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discount and amortization of premium on investments and mortgage-backed securities	37	290	246
Provision for loan losses	825	605	210
Provision for loss on real estate owned	54	179	-
ESOP expense	-	-	587
Stock-based compensation	351	390	442
Deferred income tax expense (benefit)	58	(554)	(19)
Loss on sale of loans	172		
(Gain) Loss on sale of securities	2,580	(164)	(34)
Gains on sale of premises and equipment	(1)	(3)	(244)
Loss (Gain) on sale of real estate owned	38	(36)	(57)
Impairment of securities	408	-	-
Depreciation	1,533	1,333	1,317
Increase in bank owned life insurance	(635)	(597)	(538)
Amortization of intangible assets	54	70	102
(Increase) decrease in prepaid assets	(1,379)	(68)	262
Change in accrued interest receivable	109	(250)	(98)
Change in accrued interest payable	(566)	18	615
Other, net	123	1,073	(1,339)
NET CASH PROVIDED BY OPERATING ACTIVITIES	9,470	8,967	8,769
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of investment securities available-for-sale	2,357	1,527	200
Purchase of securities available-for-sale	(499)	(266)	(22)
Principal repayments on securities available-for-sale	10,311	10,704	13,806
Purchase of securities held-to-maturity	(18,374)	-	(10,988)
Principal repayments on securities held-to-maturity	6,743	6,875	6,409
Net loan originations	(62,811)	(27,042)	(24,751)
Purchase of loans	(3,474)	(16,354)	(14,366)
Proceeds from sales of loans	42,952	-	4,800
Sale of (Investment in) FHLB stock, net	(421)	(158)	2,382
Purchase of premises and equipment	(2,287)	(7,663)	(2,254)
Proceeds from sale of premises and equipment	1	3	284
Proceeds from sale of real estate owned	855	1,288	681
NET CASH USED IN INVESTING ACTIVITIES	(24,647)	(31,086)	(23,819)

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 2008, 2007 and 2006

	2008	2007	2006
		(Dollars in thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	$ (2,963)	$ (2,783)	$ (2,462)
Net increase in deposits	33,659	18,020	21,497
Proceeds of long-term FHLB advances	43,000	-	-
Repayment of long-term FHLB advances	(5,379)	(5,130)	(11,023)
Net increase (decrease) in short-term FHLB advances	(22,500)	17,500	(5,000)
Cash paid for purchase of common stock for treasury	(3,264)	(2,098)	(4,414)
Proceeds from exercise of stock options	107	444	646
Excess tax benefit from share-based payment arrangements	150	198	171
Change in advance payments by borrowers for taxes and insurance	668	251	489
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	43,478	26,402	(96)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,301	4,283	(15,146)
CASH AND CASH EQUIVALENTS Beginning of year	21,811	17,528	32,674
CASH AND CASH EQUIVALENTS End of year	$ 50,112	$ 21,811	$ 17,528
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 20,299	$ 19,875	$ 16,105
Cash paid for taxes	$ 2,675	$ 2,600	$ 4,745
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:			
Accumulated other comprehensive income, net of income taxes	$ 740	$ 245	$ 131
Transfer from loans to real estate owned	$ 727	$ 1,600	$ 2,502
Loans originated to sell real estate owned	$ 620	$ 17	$ 1,082
Investment securities received from Ultra Short AMF Fund Redemption	$ 11,193	$ -	$ -
Cumulative effect adjustment (Note 1)	$ 208	$ -	$ -

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are described below.

Principles of Consolidation - The consolidated financial statements include the accounts of Teche Holding Company and its wholly-owned subsidiary, Teche Federal Bank (collectively "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates principally in the community savings bank segment by attracting deposits from the general public and using such deposits primarily to originate loans. These loans include those secured by first mortgages on owner-occupied, family residences as well as home improvement and other consumer loans. The Company also makes commercial mortgage loans.

Concentrations of Credit Risk – The Company makes loans to individuals and small businesses located primarily in southern Louisiana for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector. The Company will from time to time purchase loans from outside the market area.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents comprise cash on hand and non-interest bearing and interest bearing demand deposits with other financial institutions. The Company is required to maintain certain cash reserves relating to its deposit liabilities.

Securities - Securities are classified as held-to-maturity or available-for-sale. Management determines the classification of securities when they are purchased and reevaluates this classification periodically as conditions change that could require reclassification.

Securities which the Company both positively intends and has the ability to hold to maturity are classified as securities held-to-maturity and are carried at amortized cost. Intent and ability to hold are not considered satisfied when a security is available to be sold in response to changes in interest rates, prepayment rates, liquidity needs or other reasons as part of an overall asset/liability management strategy.

Securities not meeting the criteria to be classified as securities held-to-maturity are classified as available-for-sale and are carried at fair value. Net unrealized holding gains or losses are excluded from net income and are recognized, net of income taxes, in other comprehensive income and in accumulated other comprehensive income, a separate component of stockholders' equity.

Premiums and discounts on securities, both those held-to-maturity and those available-for-sale, are amortized and accreted to income as an adjustment to the securities' yields using the interest method. Realized gains and losses on securities, including declines in value judged to be other than temporary, are reported as a component of income. The cost of securities sold is specifically identified for use in calculating realized gains and losses.

Loans Receivable - Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses, net deferred loan fees, and unearned premiums and discounts. The unearned premiums and discounts relate principally to purchased loans. Interest on loans is credited to income based on the principal amount outstanding using the interest method.

When doubt exists as to collectability of a loan (typically 90 days delinquent or impaired), the loan is placed on non-accrual status. When a loan is placed on non-accrual status, interest accrued prior to the judgment of uncollectibility is charged to income. Loans are returned to an accruing status only as payments are received and when collection of all principal and interest is no longer in doubt. Payments received on such non-accrual loans are applied first to outstanding loan amounts and next as recovery of lost interest.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans include troubled debt restructurings and non-homogeneous loans in which full payment of all scheduled amounts due is not expected. The Company calculates a reserve required for impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of its collateral if the loan is collateral dependent.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance available for losses incurred on loans. Any losses are charged to the allowance for loan losses when the loss actually occurs. Recoveries are credited to the allowance at the time of recovery.

Management estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb probable losses inherent in the existing portfolio. Based on these estimates, an amount is charged to or recovered from the provision for loan losses and credited or debited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb such losses.

Management's judgment as to the level of losses on existing loans involves the consideration of current economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, known and inherent risks in the loan portfolio, and the present level of the allowance; results of examination of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral.

It should be understood that estimates of loan losses involve an exercise of judgment. While it is possible that in particular periods the Company may sustain losses which are substantially different from the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses inherent in the loan portfolio.

(in thousands except share and per share data)

Loan Fees, Loan Costs, Discounts and Premiums - Loan origination fees, certain direct loan origination costs and discounts and premiums on loans are deferred and amortized as an adjustment to the related loan's yield using the interest method over the contractual life of the loan.

Federal Home Loan Bank Stock - Federal Home Loan Bank (FHLB) stock is recorded at cost and is periodically reviewed for impairment. No ready market exists for the FHLB stock. It has no quoted market value and is carried at cost. Cost approximates fair market value based upon the redemption requirements of the FHLB, and this investment is not considered impaired at September 30, 2008.

Goodwill - Goodwill does not require amortization but is subject to at least an annual assessment for impairment, unless interim events or circumstances make it more likely than not that an impairment loss has occurred. Impairment is defined as that amount by which the implied fair value of the goodwill is less than the goodwill's carrying value. Impairment losses would be charged to operating expense. The existing goodwill is not deductible for income tax purposes.

Core Deposit Intangible - The core deposit intangible with a cost of $520 and accumulated amortization of $411, and $357 at September 30, 2008, and 2007, respectively, is included in prepaid expenses and other assets on the consolidated balance sheets.

Premises and Equipment - Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation. The Company computes depreciation generally on the straight-line method for financial reporting. The estimated useful lives used to compute depreciation are: buildings and improvements, twenty to forty years; and furniture, fixtures and equipment, three to ten years.

Real Estate Owned - Real estate acquired through, or in lieu of, foreclosure is initially recorded at the fair value at the time of foreclosure, less estimated selling cost, and any related writedown is charged to the allowance for loan losses. Valuations are periodically performed by management and provisions for estimated losses on real estate owned are charged to income when fair value is determined to be less than the carrying value. Costs relative to the development and improvement of properties are capitalized to the extent realizable, whereas, ordinary upkeep disbursements are charged to expense. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate owned. The ability to affect such sales is subject to market conditions and other factors, many of which are beyond the Company's control. Operating income of such properties, net of related expenses, and gains and losses on their disposition are included in the accompanying consolidated statements of income.

Life Insurance Contracts - Life insurance contracts represent single premium life insurance contracts on the lives of certain officers of the Company. The Company is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in other non-interest income.

Defined Benefit Plan - The expense of the multi-employer defined benefit plans in which the Company participates equals the amount of contributions required by the Company. In June 2008, the Company settled and transferred the obligations of its defined benefit plans to Hartford Insurance Co., resulting in a pre-tax charge of approximately $1,500.

Income Taxes - The Company follows the practice of filing a consolidated federal return and separate state returns. Income taxes are allocated to each company as if filed separately for federal purposes.

(in thousands except share and per share data)

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, *Accounting for Income Taxes* using the liability method. Current income taxes are recorded based on amounts due with the current income tax returns. The need for a valuation allowance is considered when it is determined more likely than not that a deferred tax asset will not be realized.

The Company accounts for penalties and interest related to income tax liabilities as a component of other expense. The Company and its subsidiaries' tax filings for the years ended September 30, 2004 through 2007 are currently open to audit under statutes of limitation by the Internal Revenue Service and the State of Louisiana Department of Revenue.

Income Per Share - Basic net income per common share (EPS) is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The Company accounts for the shares acquired by the ESOP in accordance with Statement of Position 93-6 and, therefore, shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company. Diluted EPS is computed by dividing net income by the total of the weighted-average number of shares outstanding plus the effect of outstanding options and stock grants. The dilution effect of stock options and stock grants is determined using the treasury stock method. The effect of any anti-dilutive common stock equivalents is excluded from the diluted EPS computation.

Comprehensive Income - Comprehensive income includes net income and other comprehensive income or loss, which in the case of the Company includes only unrealized gains and losses on securities available-for-sale, net of related income taxes.

Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), *Share–Based Payment*, (SFAS No. 123R) which was issued by the FASB in December 2004. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant date fair value of the award. SFAS No. 123R also amends SFAS No. 95 *Statement of Cash Flows*, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

New Accounting Pronouncements - **FAS 157** - In September 2006, the FASB issued SFAS No. 157 - *Fair Value Measurements* - which enhances existing guidance for measuring assets and liabilities using fair value and requires additional disclosure about the use of fair value for measurement. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has determined the impact of adopting this statement on the consolidated financial statements to be additional disclosures.

(in thousands except share and per share data)

FAS 157 - 2 was amended by FASB Staff position (FSP) FAS 157-2, *Effective Date of FASB Statement* No. *157,* which deferred the adoption of SFAS 157 for non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008.

FAS 157 - 3 was amended by FASB Staff Position (FSP) FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, which clarified the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active and is effective immediately. The Company has not determined the impact of this FSP on its financial assets carried at fair value.

FAS 159 - SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - an amendment of SFAS No. 115.* This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. Demand deposit liabilities are explicitly excluded as qualifying for fair value. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS No. 159 does contain an early election option that would allow the Company to elect the fair value option for existing eligible items as of the beginning of a fiscal year that begins on or before November 15, 2007. The Company has not early adopted SFAS 159 and does not expect the adoption of SFAS 159 to impact the Company's consolidated financial statements.

FIN 48 - In June 2006, the FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109* ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. The Company adopted the standard effective October 1, 2007 and determined that it had no uncertain tax positions for which a liability should be recorded. As a result of this determination, a previous liability of approximately $208,000 was reversed against beginning of the year retained earnings as a cumulative effect adjustment.

(in thousands except share and per share data)

FASB 141(R) - FASB No. 141(R) – *Business Combinations*, which is a revision to Statement No. 141, changes the way that acquiring entities will account for business combinations. Some of the more significant changes are that the equity securities issued as consideration will be valued at the date that the acquirer takes control of assets and assumes liabilities of the acquired company (typically would be the date of closing), and that direct costs of the acquisition will be expensed as incurred rather than capitalized. This statement will be effective for transactions closing on or after January 1, 2009. The Company has determined that this standard will have no impact on its consolidated financial statements.

FASB 160 - FASB No. 160 – *Non-controlling Interests in Consolidated Financial Statements*, which improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The effective date of this statement is the same as that of the related SFAS 141(R). This statement shall be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has determined that this standard will have no impact on its consolidated financial statements.

2. INTEREST RATE RISK

The Company is engaged principally in providing first mortgage and other types of loans to individuals and businesses. The shorter duration of interest-sensitive liabilities indicates that in a rising rate environment the Company is exposed to interest rate risk because liabilities may be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. In a falling rate environment the market value of long-term assets and net interest income may be increased.

(in thousands except share and per share data)

3. SECURITIES

The amortized cost and estimated fair values of securities available-for-sale are as follows:

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment securities:				
Municipal obligations	$ 19	$ -	$ -	$ 19
Mortgage-backed securities:				
Government National Mortgage Association	3,150	9	(4)	3,155
Federal Home Loan Mortgage Corporation	11,579	7	(127)	11,459
Federal National Mortgage Association	7,337	4	(253)	7,088
	22,066	20	(384)	21,702
Collateralized mortgage obligations CMOs:				
Government National Mortgage Association	4,009	-	(86)	3,923
Other securities	957	177	(126)	1,008
	$ 27,051	$ 197	$ (596)	$ 26,652

	September 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment securities:				
Federal Farm Credit Bank	$ 3,275	$ -	$ (56)	$ 3,219
Municipal obligations	25	-	-	25
	3,300	-	(56)	3,244
Mortgage-backed securities:				
Government National Mortgage Association	4,408	8	(28)	4,388
Federal Home Loan Mortgage Corporation	15,451	-	(340)	15,111
Federal National Mortgage Association	8,730	7	(497)	8,240
	28,589	15	(865)	27,739
AMF Mutual Funds	16,133	-	(459)	15,674
Collateralized mortgage obligations CMOs:				
Government National Mortgage Association	4,687	-	(212)	4,475
Other securities	457	60	(2)	515
	$ 53,166	$ 75	$ (1,594)	$ 51,647

(in thousands except share and per share data)

The amortized cost and estimated fair values of securities held-to-maturity are as follows:

	September 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgaged-backed securities:				
Federal National Mortgage Association	$ 31,419	$ 12	$ (313)	$ 31,118
Federal Home Loan Mortgage Corporation	13,883	142	(24)	14,001
Private Label	3,621	15	(303)	3,333
CMOs:				
Federal Home Loan Mortgage Corporation	425	-	(12)	413
Federal National Mortgage Association	2,083	27	(35)	2,075
Private Label	2,860	3	(15)	2,848
	$ 54,291	$ 199	$ (702)	$ 53,788

	September 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgaged-backed securities:				
Federal National Mortgage Association	$ 31,855	$ 46	$ (731)	$ 31,170
	$ 31,855	$ 46	$ (731)	$ 31,170

Details concerning securities with unrealized losses as of September 30, 2008 are as follows:

	Securities with losses under 12 months		Securities with losses over 12 months		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-Sale						
Mortgage-backed securities:						
Government National Mortgage Assoc.	$ 1,164	$ (4)	$ -	$ -	$ 1,164	$ (4)
Federal Home Loan Mortgage Corporation	3,246	(42)	6,904	(85)	10,150	(127)
Federal National Mortgage Association	158	(1)	6,791	(252)	6,949	(253)
CMOs:						
Government National Mortgage Association	3,923	(86)	-	-	3,923	(86)
Other securities	215	(120)	9	(6)	224	(126)
	$ 8,706	$ (253)	$ 13,704	$ (343)	$ 22,410	$ (596)

(in thousands except share and per share data)

Held-to-Maturity

Mortgage-backed securities:						
Federal National						
Mortgage Association	$ 7,239	$ (43)	$ 11,247	$ (270)	$ 18,486	$ (313)
Federal Home Loan						
Mortgage Corporation	6,682	(24)	-	-	6,682	(24)
Private Label	2,267	(303)	-	-	2,267	(303)
CMOs:						
Federal Home Loan Mortgage						
Corporation	413	(12)	-	-	413	(12)
Federal National Mortgage						
Association	816	(35)	-	-	816	(35)
Private Label	998	(15)	-	-	998	(15)
	$ 18,415	$ (432)	$ 11,247	$ (270)	$ 29,662	$ (702)

The Company has 158 investments at September 30, 2008 of which 48 had unrealized losses. These unrealized losses generally result from changes in market interest rates and as a result of the disruption in the existing mortgage securities market due to illiquidity in certain sectors of that market. The unrealized losses associated with investment securities issued by government sponsored enterprises (GSE's) are caused by changes in interest rates and are not considered credit related since the contractual cash flows of these investments are guaranteed by these agencies. GSE's have access to additional capital and liquidity resources from the U.S. Treasury, which indicates that they will be able to honor their guarantees, related to the contractual cash flows of the mortgage-backed securities (MBS) that they have issued. In the case of securities issued by the Government National Mortgage Association, the securities are fully secured by the U.S. Government.

For each private label security, duration of the impairment, credit support and cash flows were assessed to determine whether the security was temporarily or other than temporarily impaired. Management evaluates the actual mortgage delinquencies, foreclosures, and real estate owned for each security, as well as future expected losses in the underlying mortgage collateral to determine if there is a high probability for expected losses and contractual shortfalls of interest or principal, which could warrant further recognition of impairment. Based upon our evaluation, we have determined that some securities have been other-than-temporarily impaired. Consequently, the value of these securities has been reduced with a corresponding charge to earnings for $408. The remaining balances of the private label securities have been determined to have sufficient credit support and cash flows to cover any projected underlying loan losses.

Other securities contains an unrealized loss of $126 at September 30, 2008, which consists of a unit investment trust that consists of stock in 25 community banks around the nation and certain single issue bank common stocks, typically obtained in a mutual to stock thrift conversion. The current state of the banking industry in general has contributed to the significant short term decline. Due to the short duration of the unrealized losses, the anticipated benefits from the U.S. Government liquidity and capital purchase programs, and the prospects of the companies that we have invested in, it has been determined that the securities are not other than temporarily impaired. Management will continue to monitor the securities and make an impairment adjustment if deemed necessary based upon the prospects for recovery and the duration and severity of the unrealized losses.

(in thousands except share and per share data)

Overall, the Company has the ability and intent to hold the securities until a market value recovery. Details concerning securities with unrealized losses as of September 30, 2007 are as follows:

	Securities with losses under 12 months		Securities with losses over 12 months		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-Sale						
Investment securities:						
Federal Farm Credit Bank	$ -	$ -	$ 3,219	$ (56)	$ 3,219	$ (56)
Mortgage-backed securities:						
Government National Mortgage Assoc.	-	-	3,853	(28)	3,853	(28)
Federal Home Loan Mortgage Corporation	572	(4)	14,373	(336)	14,945	(340)
Federal National Mortgage Association	112	(1)	7,963	(496)	8,075	(497)
	684	(5)	29,408	(916)	30,092	(921)
AMF Mutual Funds	-	-	15,674	(459)	15,674	(459)
CMOs	-	-	4,476	(212)	4,476	(212)
Other securities	-	-	12	(2)	12	(2)
	$ 684	$ (5)	$ 49,570	$ (1,589)	$ 50,254	$ (1,594)
Held-to-Maturity						
Federal National Mortgage Association	$ -	$ -	$ 22,715	$ (731)	$ 22,715	$ (731)
	$ -	$ -	$ 22,715	$ (731)	$ 22,715	$ (731)

The Company had 44 investments at September 30, 2007 of which 24 had unrealized losses. These unrealized losses generally resulted from securities, which were purchased at a premium. Market interest rates had declined somewhat during 2007, which had resulted in a partial recovery in the market value of some securities. The AMF Mutual fund was primarily invested in short term mortgage backed securities. The Company had assessed the securities underlying the fund, and had determined that the decrease in the fair market value was due to increases in market interest rates and not deteriorating credit quality of the assets underlying the fund. These issues were deemed to be temporary, however, see the note below about events occurring subsequent to September 30, 2007. The Company had the ability and intent to hold the securities until a market value recovery.

Gross (losses) / gains of $ (2,580), $164 and $34 were realized on sales of securities in the years ended September 30, 2008, 2007 and 2006, respectively. No losses were realized on sales of securities in the years ended September 30, 2007 or 2006.

In June 2008, the Company withdrew its investment in the AMF Ultra Short Mortgage Fund (the AMF Fund), resulting in a pre-tax charge of $2,580. The Company terminated its investment in the AMF Fund as a result of continuing declines in the market value of the securities held by the Fund. Upon termination of this investment, the Company received cash, and, in a like-kind exchange, a pro rata net distribution of private label and Government Sponsored Enterprise (GSE) securities held by the AMF Fund.

The following is the summary of the transactions:

Summary	In Millions
Cash received	$2.3
Private Label MBS's and CMOs, at market	$7.1
GSE MBS's and CMOs, at Market	$4.1
Loss	$2.6
Total	$16.1

An impairment of $408 was incurred in the quarter ended September 30, 2008 due to an internal evaluation by management of the securities received from the AMF Fund redemption transaction. The impairment was related primarily to private label CMOs.

At September 30, 2008 and 2007, securities with a cost of approximately $20,550 and $17,950 were pledged to secure deposits and advances from the Federal Home Loan Bank as required or permitted by law.

4. LOANS RECEIVABLE

Loans receivable are summarized as follows:

	September 30,	
	2008	2007
Residential real estate mortgage loans:		
One-to-four family units - Conforming	$ 154,745	$ 181,090
One-to-four family units - Commercial	37,763	32,664
One-to-four family units - Alternative	87,404	84,338
Multi-family	25,943	24,540
Land loans	37,729	28,376
Construction loans	7,267	10,853
Commercial real estate loans	77,025	75,961
Commercial non-real estate loans	29,709	15,378
Home improvement and home equity loans	54,590	51,240
Loans on savings accounts	8,189	5,939
Auto loans	3,517	4,694
Mobile home loans	61,372	48,144
Other secured and unsecured	5,176	4,189
	590,429	567,406
Less:		
Allowance for loan losses	5,545	5,083
Deferred loan fees, net	293	335
	$ 584,591	$ 561,988

(in thousands except share and per share data)

Alternative one-to-four family mortgages represent those loans not meeting all of the Banks' standard loan underwriting criteria. Alternative mortgage loans consist primarily of smaller mortgage loans of $100,000 or less with higher interest rates, first time home buyer loans with 100% loan-to-value (LTVs), and loans with LTVs greater than 80% to conforming borrowers.

Changes in the allowance for loan losses are as follows:

	Year Ended September 30,		
	2008	2007	2006
Beginning balance - October 1	$ 5,083	$ 4,890	$ 5,151
Provision charged to operating expense	825	605	210
Recoveries	19	16	236
Loans charged off	(382)	(428)	(707)
Ending balance - September 30	$ 5,545	$ 5,083	$ 4,890

The amount of nonaccrual loans at September 30, 2008 and 2007 was approximately $3,500 and $2,600, respectively. The amount of impaired loans at September 30, 2008 was approximately $2,700 and at September 30, 2007 was approximately $1,691. The amount of allowance allocated to impaired loans was approximately $588 at September 30, 2008 and $387 at September 30, 2007. The average investment in impaired loans was $768 and $530 for the years ended September 30, 2008 and 2007, respectively. The amount of forgone interest on impaired loans was approximately $62 and $30, respectively.

Approximately $1,400 at September 30, 2008 and $1,170 at September 30, 2007 of impaired loans had no related reserves.

The Company has collateralized its advances from the Federal Home Loan Bank with a blanket-floating lien on its residential real estate first mortgage loans.

The Company has loans that it services for others which amounted to $47,059 at September 30, 2008.

5. REAL ESTATE OWNED

Real estate owned consisted of the following:

	September 30,	
	2008	2007
Real estate acquired through foreclosure	$ 378	$ 1,403
Less allowance for losses	(35)	(185)
Real estate owned - net	$ 343	$ 1,218

(in thousands except share and per share data)

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	September 30, 2008	September 30, 2007
Land	$ 9,919	$ 9,907
Buildings and improvements	19,236	17,835
Furniture, fixtures and equipment	10,660	10,204
	39,815	37,946
Less accumulated depreciation	(12,915)	(11,800)
	$ 26,900	$ 26,146

Pursuant to the terms of non-cancelable lease agreements in effect at September 30, 2008, pertaining to banking premises and equipment, future minimum rent commitments under various operating leases are as follows:

2009	$ 146
2010	137
2011	137
2012	96
2013	43
Thereafter	78
	$ 637

All leases contain options to extend for periods from three to ten years. Total rent expense for the years ended September 30, 2008, 2007, and 2006 amounted to $200, $159 and $158 respectively.

7. DEPOSITS

Deposits are summarized as follows:

	September 30, 2008	September 30, 2007
Non-interest bearing demand accounts	$ 57,913	$ 54,358
Interest bearing:		
NOW accounts	86,687	79,681
Passbook and regular savings	55,391	51,868
Money funds accounts	130,399	90,944
Certificates of deposit	258,838	278,718
	$ 589,228	$ 555,569

(in thousands except share and per share data)

Certificates of deposit of over $100 amounted to $75,764 and $77,964 at September 30, 2008 and 2007, respectively.

Certificates of deposits at September 30, 2008 mature as follows:

Less than one year	$	169,535
1-2 years		44,547
2-3 years		20,548
3-4 years		20,565
4-5 years		2,016
Over 5 years		1,627
TOTAL	$	258,838

8. ADVANCES FROM FEDERAL HOME LOAN BANK

At September 30, 2008 and 2007 respectively, the Company was indebted to the FHLB for $104,877 and $89,756 of advances bearing interest at a weighted average rate of 4.62% and 4.87%, which are due as follows:

Year Ended September 30,		
2009	$	9,551
2010		10,544
2011		21,500
2012		5,450
2013		5,736
Thereafter		52,096
	$	104,877

These advances are collateralized by a blanket-floating lien on the Company's residential real estate first mortgage loans.

At September 30, 2008, the Company had an additional $163,376 available under its line of credit with the FHLB.

(in thousands except share and per share data)

9. OTHER NON-INTEREST INCOME

Included in other non-interest income for the year ended September 30, 2008 was approximately $172 of losses on sales of loans and approximately $408 impairment loss on held to maturity securities. No gains or losses from sales of loans and no impairment losses on securities were recognized during 2007 and 2006. Also included is income from the increase in life insurance contracts of $635, $597, and $538 for the years ended 2008, 2007, and 2006, respectively.

10. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2008 and 2007 are as follows:

	Year Ended September 30,	
	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 1,527	$ 1,370
Unrealized loss on securities available-for-sale	135	517
Accruals and stock based compensation	833	627
Total deferred tax assets	2,495	2,514
Deferred tax liabilities:		
Deferred loan fees and costs - net	206	228
Tax over book depreciation	1,134	544
Dividends on FHLB stock	375	437
Other	430	97
Total deferred tax liabilities	2,145	1,306
Net deferred tax asset	$ 350	$ 1,208

The components of income tax expense are as follows:

	Year Ended September 30,		
	2008	2007	2006
Current	$ 2,419	$ 3,724	$ 3,670
Deferred	58	(554)	(19)
Tax credits	(430)	-	-
	$ 2,047	$ 3,170	$ 3,651

Income taxes differ from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings before income taxes. The reasons for these differences are as follows:

(in thousands except share and per share data)

	Year Ended September 30,		
	2008	2007	2006
Taxes computed at statutory rates	$ 2,637	$ 3,349	$ 3,729
Decrease in taxes due to net nontaxable income	(160)	(179)	(78)
Tax credits	(430)	-	-
	$ 2,047	$ 3,170	$ 3,651
Effective tax rate	26.4%	32.2%	33.3%

During the third quarter of 2008, the Company determined that it qualified for certain tax credits related to tax incentives in conjunction with the relief efforts related to hurricane's that devastated southern Louisiana in late 2006. These tax credits applied to the Company's 2006 and 2007 income tax returns and provided net benefits in the amounts of $168 and $171 respectively. The net benefit of the tax credits was recorded in these 2008 financial statements.

Generally accepted accounting principles does not require that deferred income taxes be provided on certain portions of the allowance for loan losses that existed as of September 30, 1988. At September 30, 2008, retained earnings include approximately $4.4 million representing such allowances for which no deferred income taxes have been provided.

11. NON-INTEREST EXPENSE

Occupancy, equipment and data processing expenses consisted of the following:

	Year Ended September 30,		
	2008	2007	2006
Occupancy, including depreciation, insurance, rent, utilities, etc.	$ 2,276	$ 1,842	$ 1,796
Equipment, including depreciation, telephone, etc.	2,444	2,396	2,117
Data processing	1,364	1,232	1,252
	$ 6,084	$ 5,470	$ 5,165

Other operating expenses consisted of the following:

	Year Ended September 30,		
	2008	2007	2006
Stationery, printing and postage	$ 1,060	$ 948	$ 934
Debit card expense, and other deposit related costs	1,749	1,829	1,415
Other	1,225	1,309	1,018
	$ 4,034	$ 4,086	$ 3,367

(in thousands except share and per share data)

12. OTHER COMPREHENSIVE INCOME (LOSS)

The adjustment to determine other comprehensive income (loss) as included in the consolidated statements of changes in stockholders' equity consists of the following for the years ended September 30, 2008, 2007 and 2006:

	Before-tax amount	Tax effect	Net of tax effect
2008			
Gross change in unrealized gain (loss) on securities available-for-sale	$ (1,459)	$ 496	$ (963)
Less reclassification for loss included in net income	2,580	(877)	1,703
Net change in unrealized gain (loss) on securities available-for-sale	$ 1,121	$ (381)	$ 740
2007			
Gross change in unrealized gain (loss) on securities available-for-sale	$ 535	$ (182)	$ 353
Less reclassification for gain included in net income	(164)	56	(108)
Net change in unrealized gain (loss) on securities available-for-sale	$ 371	$ (126)	$ 245
2006			
Gross change in unrealized gain (loss) on securities available-for-sale	$ 231	$ (78)	$ 153
Less reclassification for gain included in net income	(34)	12	(22)
Net change in unrealized gain (loss) on securities available-for-sale	$ 197	$ (66)	$ 131

13. RETIREMENT PLANS

The Company has participated in a defined benefit multi-employer retirement plan, which covers substantially all employees. The plan is administered by the Financial Institutions Retirement Fund. The Company froze the benefits under this plan during the year ended September 30, 2004. The expense relating to this plan amounted to $1,797, $446 and $188 in the years ended September 30, 2008, 2007 and 2006, respectively, and are the amounts of the required payments relating to these years. The significant increase in expense at September 30, 2008 was because the company settled and transferred the obligations of the plan to Hartford Insurance Co., on June 30, 2008 resulting in a pre-tax charge of $1,500.

The Company has a 401 (k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100 percent of the first 3 percent plus 50 percent

(in thousands except share and per share data)

after the next 2 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the years ended September 30, 2008, 2007, and 2006, expense attributable to the Plan amounted to approximately $277, $222, and $130, respectively.

14. INCOME PER SHARE

Following is a summary of the information used in the computation of basic and diluted income per common share for the years ended September 30, 2008, 2007 and 2006:

	Year Ended September 30,		
	2008	2007	2006
Weighted average number of common shares outstanding - used in computation of basic income per common share	2,154,000	2,217,000	2,271,000
Effect of dilutive securities:			
Stock options	17,000	54,000	45,000
Stock grants	-	3,000	5,000
Weighted average number of common shares outstanding plus effect of dilutive securities - used in computation of diluted income per common share	2,171,000	2,274,000	2,321,000

At September 30, 2008, approximately 219,000 of common stock equivalents were excluded from diluted earnings per share because the option price exceeded the average market price. The excluded common stock equivalents for 2007 and 2006 were insignificant.

15. EMPLOYEE STOCK PLANS

The Company maintains an Employee Stock Ownership Plan (ESOP) for the benefit of Teche Federal Bank's employees who meet certain eligibility requirements. The ESOP Trust acquired 332,337 shares of common stock in the Company's initial public offering in 1995 with proceeds from a loan from the Company. Teche Federal Bank makes cash contributions to the ESOP on a basis sufficient to enable the ESOP to make the required loan payments to the Company.

The note payable referred to above bears interest at the prime rate adjusted quarterly with interest payable quarterly and was paid in full during 2006. The loan was collateralized by the unreleased shares of the stock purchased.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of principal paid in the year. The shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for income per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt.

(in thousands except share and per share data)

Compensation expense related to the ESOP was $713, $580 and $587 for the years ended September 30, 2008, 2007 and 2006, respectively. The ESOP has no unreleased shares at September 30, 2008.

The Company has five share-based compensation plans in effect at September 30, 2008. The compensation cost that has been charged against income for those plans was approximately $351, $390, and $442 for the years ended September 30, 2008, 2007, and 2006, respectively. The plans allow for the granting of both qualified and non-qualified stock options.

The Company recorded a deferred tax benefit in the amount of $24, $73, and $93 for the years ended September 30, 2008, 2007 and 2006, respectively, related to share-based compensation.

In 1998, the Company implemented the 1998 Stock Option Plan, which authorized the Board of Directors to grant up to 68,000 of stock options to employees, officers and directors of the company. Options granted under the 1998 Stock Option Plan have a term of up to ten years from the date of grant. Vesting of options is determined at the time of grant and ranges from immediate to five years. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

In 1999, the Company implemented the 1999 Stock Option and Restricted Stock Plan, which authorized the Board of Directors to grant 30,682 non-qualified stock options and 6,000 shares of restricted stock to a new senior officer in accordance with the terms of his employment. The options and restricted stock were granted at fair market value of the stock at the date of grant and vested over a four-year period. A similar plan was implemented in 2002 authorizing the Board of Directors to grant 12,696 stock options to a new director. These options have a five-year vesting period.

In 2001, the Company implemented the 2001 Stock-Based Incentive Plan, which authorized the Board of Directors to grant up to 250,000 stock options or restricted stock (limited to 37,500 shares) to officers and employees of the Company. Options granted under the 2001 Stock Option Plan have a term of up to ten years from the date of grant. Vesting of options is determined at the time of grant and ranges from immediate to five years. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

In 2005, the Company implemented the 2004 Stock-Based Incentive Plan, which authorized the Board of Directors to grant up to 200,000 stock options or restricted stock (limited to 50,000 shares) to employees, officers and directors of the Company. Options granted under the 2004 Stock Based Incentive Plan will have a term of up to ten years from the date of grant and vesting of grants will be determined at the time of grant. Options under this plan must be granted at a price not less than the fair market value at the date of grant.

The share-based awards granted under the aforementioned Plans have similar characteristics, except that some awards have been granted in options and certain awards have been granted in restricted stock. Therefore, the following disclosures have been disaggregated for the stock option and restricted stock awards of the Plans due to their dissimilar characteristics.

(in thousands except share and per share data)

Stock Options

The fair market value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Company granted 102,800 stock options for the year ended September 30, 2008 with an average fair value of $5.22. The Company granted 5,000 stock options for the year ended September 30, 2007 with a weighted average fair value of $7.96 per option.

The risk-free interest rate is based upon a U.S. Treasury instrument with a life that is similar to the expected life of the option grant. Expected volatility is based upon the historical volatility of the Company based upon the previous 6 years trading history. The expected term of the options is based upon the average life of previously issued stock options. The expected dividend yield is based upon current yield on date of grant. No post-vesting restrictions exist for these options. The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees in the year ended September 30, 2008 and 2007.

	Year Ended September 30, 2008	Year Ended September 30, 2007
Dividend yield	3.70 %	2.70 %
Risk-free interest rate	3.50 %	4.60 %
Volatility	19.00 %	14.00 %
Expected life	6 years	6 years

A summary of option activity under the stock option plans as of September 30, 2008, and changes during the year ended September 30, 2008 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2007	197,363	$30.43	6.0 years	$2,116
Exercised	25,407	$17.09		
Authorized	-	-		
Forfeited	7,000	$37.62		
Granted	102,800	$36.39		
Outstanding at September 30, 2008	267,756	$33.80	7.0 years	$536
Exercisable at September 30, 2008	162,585	$31.91	5.5 years	$535

(in thousands except share and per share data)

For the years ended September 30, 2008, 2007 and 2006, respectively, the intrinsic value of options exercised was approximately $464, $577 and $1,005. The fair value of options vested during the years ended 2008, 2007 and 2006 was approximately $105, $96 and $161, respectively.

Net cash received from options exercised under all share-based payment arrangements for year ended September 30, 2008 was approximately $107. The actual tax benefit in stockholders' equity realized for the tax deductions from option exercise of the share-based payment arrangements totaled $150 for the year ended September 30, 2008.

Stock Awards

A summary of the status of the Company's non-vested stock awards as of September 30, 2008, and changes during the year then ended is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested – September 30, 2007	6,087	$42.62
Forfeitures	(833)	$44.87
Granted	9,900	$37.93
Vested	(6,760)	($39.92)
Non-vested - September 30, 2008	8,394	$39.07

The fair value of restricted stock vested and the fair value of shares granted as direct compensation for the years ended September 30, 2008, 2007 and 2006, respectively was $246, $294 and $281.

As of September 30, 2008, there was $832 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under all of the Company's stock benefit plans. That cost is expected to be recognized over a weighted-average period of 2.9 years.

The Company funds the option shares and restricted stock from authorized but un-issued shares. The Company does not typically purchase shares to fulfill the obligations of the stock benefit plans. Company policy does allow option holders to exercise options with seasoned shares.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. The financial instruments include commitments to extend credit and commitments to sell loans. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of the involvement the Company has in particular classes of financial instruments.

As of September 30, 2008 the Company had made various commitments to extend credit totaling approximately $50,527. Most of these commitments are at variable rates. As of September 30, 2007, such commitments totaled approximately $48,571.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being fully drawn upon, the total commitment amount disclosed above does not necessarily represent future cash requirements.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

(in thousands except share and per share data)

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Federal Home Loan Bank Stock - The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Accrued Interest - The carrying amounts of accrued interest approximate fair value.

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturities certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank - The fair value of advances is estimated using rates currently available for advances of similar remaining maturities.

Commitments - The fair value of commitments to extend credit was not significant.

The estimated fair values of the Company's significant financial instruments are as follows at September 30, 2008 and 2007:

	2008		2007	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets:				
Cash and cash equivalents	$ 50,112	$ 50,112	$ 21,811	$ 21,811
Investment securities	80,943	80,440	83,502	82,817
FHLB stock	4,764	4,764	4,343	4,343
Accrued interest receivable	2,843	2,843	2,952	2,952
Loans	590,136	597,566	567,071	567,612
Less allowance for loan losses	5,545	5,545	5,083	5,083
Loans-net of allowance	584,591	592,021	561,988	562,529
Financial liabilities:				
Deposits	589,228	593,168	555,569	556,174
Advances from Federal Home Loan Bank	104,877	107,303	89,756	89,313
Accrued interest payable	875	875	1,441	1,441

(in thousands except share and per share data)

18. REGULATORY CAPITAL

The Bank's actual capital and its statutorily required capital levels based on the consolidated financial statements accompanying these notes were as follows:

	2008					
	Actual		For capital adequacy purposes Required		To be well capitalized under prompt corrective action provisions Required	
	Amount	%	Amount	%	Amount	%
Core capital	$ 56,232	7.4%	$ 30,524	4.0%	$ 38,155	5.0%
Tangible capital	$ 56,232	7.4%	$ 11,446	1.5%	$ N/A	N/A
Total Risk based capital	$ 61,433	12.2%	$ 40,261	8.0%	$ 50,327	10.0%
Tier 1 Risk based capital	$ 56,232	11.2%	$ N/A	N/A	$ 30,196	6.0%

	2007					
	Actual		For capital adequacy purposes Required		To be well capitalized under prompt corrective action provisions Required	
	Amount	%	Amount	%	Amount	%
Core capital	$ 55,347	7.8%	$ 28,576	4.0%	$ 35,720	5.0%
Tangible capital	$ 55,347	7.8%	$ 10,716	1.5%	$ N/A	N/A
Total Risk based capital	$ 59,922	12.6%	$ 38,065	8.0%	$ 47,582	10.0%
Tier 1 Risk based capital	$ 55,347	11.6%	$ N/A	N/A	$ 28,549	6.0%

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(in thousands except share and per share data)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the previous table) of risk-based capital (as defined in the regulations) to risk weighted assets (as defined), total Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of September 30, 2008, and 2007, that the Bank meets all capital adequacy requirements to which they are subject.

As of September 30, 2008, the most recent notification from its regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 core capital and Tier 1 leverage ratios as set forth in the previous tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of September 30, 2008 and 2007 are also presented in the previous tables.

19. SUMMARIZED FINANCIAL INFORMATION OF TECHE HOLDING COMPANY (PARENT COMPANY ONLY)

Balance Sheets

	2008	2007
Assets:		
Investment in subsidiary	$ 60,261	$ 58,685
Cash and cash equivalents	5,844	6,759
Other	1,939	1,562
Total assets	$ 68,044	$ 67,006
Stockholders' equity	$ 68,044	$ 67,006

Statements of Earnings

	Year ended September 30,		
	2008	2007	2006
Dividends received from subsidiary	$ 5,400	$ 8,000	$ 4,100
Equity in earnings of subsidiary (less than) greater than dividends received	520	(1,207)	3,358
Interest income from subsidiary	238	228	87
Management fees and other expenses allocated to the Parent	(77)	(77)	(77)
Other expenses-net	(372)	(263)	(151)
Net income	$ 5,709	$ 6,681	$ 7,317

(in thousands except share and per share data)

Statements of Cash Flows

	Year ended September 30,		
	2008	2007	2006
Cash flows from operating activities	$ 5,554	$ 7,250	$ 4,253
Cash flows from investing activities:			
Repayment of loan by subsidiary	-	-	143
Purchase of securities available-for-sale	(499)	-	-
Proceeds from sale of securities	-	492	-
Net cash provided by investing activities	(499)	492	143
Cash flows from financing activities:			
Dividends paid	(2,963)	(2,783)	(2,462)
Proceeds from exercise of stock options	257	642	646
Cash paid for purchase of common stock for treasury	(3,264)	(2,098)	(4,414)
Net cash used in financing activities	(5,970)	(4,239)	(6,230)
Net increase (decrease) in cash and cash equivalents	(915)	3,503	(1,834)
Cash and cash equivalents - beginning of year	6,759	3,256	5,090
Cash and cash equivalents - end of year	$ 5,844	$ 6,759	$ 3,256

Federal and state banking regulations place certain restrictions on dividends paid. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank. The Company's ability to pay dividends is dependent upon dividends received from the Bank. At September 30, 2008, the Bank's retained earnings available for the payment of dividends was approximately $21.6 million. The Bank is required to file an application with the OTS prior to paying dividends to the Company. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

******

DIRECTORS OF TECHE HOLDING COMPANY
AND
TECHE FEDERAL BANK

Patrick O. Little, Chairman	Robert J. Judice, Jr.
Mary Coon Biggs	Dr. Thomas F. Kramer
Donelson T. Caffery, Jr.	W. Ross Little, Jr.
J. L. Chauvin	Robert L. Wolfe, Jr.
Ernest Freyou	Robert E. Mouton – Director Emeritus
Henry L. Friedman	Maunette B. Risher – Advisory

OFFICERS OF TECHE FEDERAL BANK

Patrick O. Little	Chairman, President/CEO	Carol W. Nini	Vice President
Darryl Broussard	Sr. Vice President/CLO	Peggy P. Romero	Vice President
J. L. Chauvin	Sr. Vice President/Treasurer/CFO	Susan L. Simoneaux	Vice President
Jason P. Freyou	Sr. Vice President/ COO	Martin M. Vasquez	Vice President
Eddie R. LeBlanc	Sr. Vice President/Internal Auditor	Tina M. Vidrine	Vice President
W. Ross Little, Jr.	Sr. Vice President/Secretary	Daniel E. Adler, Sr.	Assistant Vice President
Tom A. Aldrich	Vice President	Terry T. Albarado	Assistant Vice President
Angela Badeaux	Vice President	Montreen D. Badeaux	Assistant Vice President
F. William Ball	Vice President	Paulette A. Boudreaux	Assistant Vice President
Patricia O. Begnaud	Vice President	Lavergne B Boutte	Assistant Vice President
Genevieve V. Bihm	Vice President	Judy V. Breaux	Assistant Vice President
Lynn P. Blanchard	Vice President	Christopher C. Brown	Assistant Vice President
Georgia B. Boudreaux	Vice President	Jeanette D. Charles	Assistant Vice President
Elmo P. Boudreaux, Jr.	Vice President	Angela M. Cliburn	Assistant Vice President
Irma Nell Bourque	Vice President	Stephanie F. Dandry	Assistant Vice President
Bart C. Boyer	Vice President	Arlette D. Fontenot	Assistant Vice President
Mary Beth Brady	Vice President	Debra A. Guidry	Assistant Vice President
Glen W. Brown	Vice President	Henrietta S. Hollier	Assistant Vice President
Bruce A. Burga	Vice President	Christina Irvin-Simpson	Assistant Vice President
Kevin T. Caswell	Vice President	Christy B. Istre	Assistant Vice President
Belinda Cavazos	Vice President	Barbara A. Jesset	Assistant Vice President
Shelton M. Comeaux	Vice President	Anne P. Jones	Assistant Vice President
Gwendoline Doucet	Vice President	Jason D. Kennemer	Assistant Vice President
Dalie S. Eldridge	Vice President	Debbie M. Lancon	Assistant Vice President
Elaine H. Gussman	Vice President	Ruby B. Langley	Assistant Vice President
Karen Hardy	Vice President	Vicki L. Laubach	Assistant Vice President
Constance E. Harris	Vice President	Weston J. Moreau III	Assistant Vice President
Chad L. Hebert	Vice President	Linda S. Roman	Assistant Vice President
Scott P. Landrum	Vice President	Lesley E. Schexnayder	Assistant Vice President
David R. Landry	Vice President	Tanya P. Thibodaux	Assistant Vice President
Angelina M. Mire	Vice President	Leslie C. White	Assistant Vice President

INDEPENDENT AUDITORS
Dixon Hughes PLLC
500 Ridgefield Court
Asheville, NC 28806

LEGAL COUNSEL
Biggs, Supple, Cremaldi and Curet, LLP
Lawless Building
Willow Street
Franklin, LA 70538

SPECIAL COUNSEL
Malizia Spidi & Fisch, PC
901 New York Avenue, N.W.
Suite 210 East
Washington, DC 20001

REGISTRAR AND STOCK TRANFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 525-7686
Fax (908) 272-1006

ST. LANDRY ADVISORY BOARD
Wayne M. Gilmore, Chairman
H Kent Aguillard
James R. Bienvenu
Anna Lee Dunbar
Lynette Young Feucht
Patrick Fontenot
Simon Howard Fournier
Morgan J. Goudeau, III
Martin A. Roy, Jr.
Marvin Schwartzenburg


2008
Teche
FEDERAL BANK
Teche
HOLDING COMPANY
END